UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Disclosure of Transactions in Own Shares (October 6, 2026).

Exhibit 99.2	United States: TotalEnergies Expands its Joint Venture with KKR with the Addition of a 700 MW Renewables Portfolio (October 12, 2026).

Exhibit 99.3	Disclosure of Transactions in Own Shares (October 13, 2026).

Exhibit 99.4	Disclosure of Transactions in Own Shares (October 20, 2026)

Exhibit 99.5	Nigeria: TotalEnergies Completes the Divestment of its Oil Interest in Renaissance JV (formerly SPDC) (October 27, 2026)

Exhibit 99.6	TotalEnergies strengthens value sharing with its employees and the support of their energy purchasing power (October 27, 2026)

Exhibit 99.7	Disclosure of Transactions in Own Shares (October 27, 2026)

Exhibit 99.8	United States: TotalEnergies Enters 26 Chevron-Operated Offshore Exploration Blocks, Strengthening the Successful U.S. Partnership Between Both Companies (October 28, 2026)

Exhibit 99.9	Third quarter 2026 results (October 29, 2026)

Exhibit 99.10	TotalEnergies decides the distribution of a third interim dividend of €0.90/share for fiscal year 2026, an increase of 5.9% compared to 2025 (October 29, 2026)

Exhibit 99.11	TotalEnergies Strengthens Its Partnership with SAPETRO to Support the Fast Development of OPL257 (October 30, 2026)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: November 2nd, 2026	By:	/s/ DENIS TOULOUSE
		Name:	Denis Toulouse
		Title:	Company Treasurer